EXHIBIT 99.1

GameSquare Announces Change to Board of Directors

September 19, 2023, Toronto, Ontario – GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME)(TSXV:GAME) announces that GameSquare director Tom Rogers has decided to resign from the Company’s Board of Directors effective as of September 15, 2023.  Mr. Rogers previously served as Executive Chairman of Engine Gaming and Media, Inc., and following Engine Gaming’s merger with GameSquare Esports, Mr. Rogers served as Executive Chairman of the Company.

Rogers stated: "Having served as Executive Chairman of Engine Gaming and Media, and then GameSquare, I believe the merger of these two companies created the basis for the marketing world to reach gaming audiences at scale, in a way that could significantly contribute to advertisers' ability to access younger demographics and to do so impactfully. I wish the team well as I pursue other aspects of the gaming world.”

Justin Kenna, CEO of GameSquare and Lou Schwartz, President, stated: "We thank Tom for his many important contributions to Engine and GameSquare, and are very grateful  for his thoughtful counsel. We want to wish him well with his new company."

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: ir@gamesquare.com

Media Relations

Chelsey Northern/The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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